UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 20, 2024

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: Elise.hong@jcs-echigo.com.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ANNUAL GENERAL MEETING OF MEMBERS

JE Cleantech Holdings Limited, a Cayman Islands exempt company (the “Corporation” or “JEC”), held its Annual General Meeting of Members at 11:00 a.m., local time, on September 20, 2024, at the office of the Corporation located at 3 Woodlands Sector 1, Singapore 738361 for the following purposes:

(1)	To elect the following five (5) persons to serve as directors of the Corporation in their respective capacities until the next annual general meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Hong Bee Yin, Long Jia Kwang, Singh Karmjit, Tay Jingyan, Gerald, and Khoo Su Nee, Joanne.

(2)	To ratify the appointment of WWC, P.C. as the Corporation’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

(3)	Considering and acting upon such other business as may properly come before the Meeting or any adjournments thereof.

Only Members of record at the close of business on August 16, 2024 were entitled to notice of and to vote at the Meeting.

RESULTS OF THE ANNUAL GENERAL MEETING OF MEMBERS

On September 20, 2024, the Corporation’s Annual General Meeting of Members was held at 11:00 a.m., local time, at the office of the Corporation located at 3 Woodlands Sector 1, Singapore 738361. The results of the Annual Meeting were as follows:

1.	The following five (5) persons were elected to serve as directors of the Corporation until the next annual meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Hong Bee Yin, Long Jia Kwang, Singh Karmjit, Tay Jingyan, Gerald, and Khoo Su Nee, Joanne;

2.	The resolution to ratify the appointment of WWC, P.C. as the Corporation’s independent registered public accounting firm for the fiscal year ending December 31, 2024, was duly adopted.

Exhibits

99.1	Notice and Proxy Statement for the Annual General Meeting
99.2	Press Release dated September 24, 2024, with respect to the results of the Corporation’s Annual General Meeting of Members

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JE CLEANTECH HOLDINGS LIMITED (Registrant)

Date: October 1, 2024	By:	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer and Secretary

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